EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 15 June 2021

9 June 2021	Holding(s) in Company
8 June 2021	Director/PDMR Shareholding
3 June 2021	Director/PDMR Shareholding
2 June 2021	Director/PDMR Shareholding
1 June 2021	Holding(s) in Company
1 June 2021	Total Voting Rights
27 May 2021	Director/PDMR Shareholding
21 May 2021	Publication of a Supplementary Prospectus

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

14 June 2021	Acquisition completion: Western Power Distribution
10 June 2021	Scrip Dividend for 2020/21 Final Dividend
10 June 2021	Board Appointment
8 June 2021	Publication of Annual Report and Accounts, Responsible Business report and Notice of 2021 Annual General Meeting
20 May 2021	Board Changes
20 May 2021	National Grid 2020/21 Full Year Results Statement